Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:
Amanda Chang
Investor Relations Department
Country/City Code 8862 Tel: 2656-8080
amanda.chang@gigamedia.com.tw

GigaMedia Announces Resignation of Chief Financial Officer

TAIPEI, Taiwan, May 8, 2015 – GigaMedia Limited (NASDAQ: GIGM) today announced that Chief Financial Officer (CFO) Dirk Chen (“Dirk”) has resigned his position from the Company for his personal reasons but remains on the Board of Directors to continue to assist the Company in strategic decision making. The resignation is effective as of May 1, 2015. Prior to GigaMedia, Dirk had served Chailease Holding Co., Ltd. for 30 years and retired. Dirk joined GigaMedia in February 2012. Together with the management team, Dirk strengthened the Company’s financial foundation and ensured the Company with good corporate governance and sound financial practices.

Collin Hwang, Chief Executive Officer of the Company, stated “On behalf of the Board and the management, I would like to thank Dirk for his contributions to the Company during his tenure, and wish him well in his future endeavors.”

Mr. Huang Shih-Chin, the current head of Finance Department of GigaMedia will assume CFO duties on an interim basis.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of online games and cloud computing services. GigaMedia’s online games business is an innovative leader in Asia with growing game development, distribution and operation capabilities, as well as platform services for games; focus is on mobile games and social casino games. The company’s cloud computing business is focused on providing enterprises in Greater China with critical communications services and IT solutions that increase flexibility, efficiency and competitiveness. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain  factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in April 2014.